
September 11, 2023

Cecil Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
6996 Piazza Grande Avenue, Suite 301
Orlando, FL 32835

> **Re: Falcon's Beyond Global, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 1, 2023**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed September 5, 2023**
> **File No. 333-269778**

Dear Cecil Magpuri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Description of the Strategic Investment, page 80

1. Your disclosure indicates that following the strategic investment, management concluded that the Company does not control FCG LLC and therefore it is deconsolidated and is accounted for as an equity investment in the Company's consolidated financial statements. Given the Company's 75% equity interest in FCG LLC, please explain why the Company does not believe that it controls FCG LLC.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements
of Operations for the Strategic Investment, page 90

2. Refer to adjustment (5) - Please explain in further detail how you calculated or determined the Company's share of the losses on the Company's equity method investment in FCG LLC.

3. Refer to adjustment (6) - Please revise to disclose the amount of the basis difference of the Company's equity investment in FCG LLC which is being amortized over a useful life of five years.

Falcon's Beyond Global, LLC Interim Financial Statements
Notes to the Condensed Consolidated Financial Statements (Unaudited)
12. Subsequent Events, page F-165

4. Your disclosure indicates that as of July 27, 2023, FCG LLC is deconsolidated and accounted for as an equity method investment in the Company's consolidated financial statements due to consent rights granted to OIC that are determined to be significant participating rights. Please explain in further detail the nature of the consent rights that have been granted to OIC and explain in further detail why you believe deconsolidation is appropriate as a result of these rights given your 75% equity interest in this entity.

You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joel Rubinstein, Esq.